

May 13, 2015

Ms. Tamara Semenova
Chief Executive Officer
Code Navy
Michurina 2
Borispil City, Ukraine

      Re: **Code Navy**
             Amendment No. 3 to Registration Statement on Form S-1
             Filed March 16, 2015
             File No. 333-200911

Dear Ms. Semenova:

We have reviewed your letter dated April 24, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2015 letter.

Risk Factors

Risks Related to Development of our Business, page 3

1.   Please revise to include risk factor disclosure that addresses the risk that the holding company reorganization may not effectively divest Code Navy, a Wyoming corporation, of the liabilities of Code Navy, a Nevada corporation.

Business

Background, page 12

2.   We have reviewed your response to prior comment 1. Please be advised that we do not concur with your conclusion that the Code Navy holding company reorganization presents the same legal issues addressed in the Sirius XM Radio Inc. no-action letter.

The Reorganization, page 17

3.   We have reviewed your response to prior comment 3. Please provide us with a detailed analysis to support your conclusion that Alexander Eliashevsky and Murray Polischuk were not promoters of Code Navy (NV). Refer to Securities Act Rule 405, which defines a promoter as "Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." Alternatively, disclose the information called for by Items 401(g) and 404(c) of Regulation S-K, which require specific disclosures if a company had a promoter at any time during the past five fiscal years.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3456.

Sincerely,

/s/ MatthewCrispino

Matthew Crispino
Staff Attorney

cc: Jehu Hand, Esq.
       Hand & Hand, P.C.